January 12, 2015

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 4, 2014
File No. 001-33500

Dear Mr. Rosenberg:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2014 (the “Comment Letter”) regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Form 10-Q”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in italicized type. Please note that the headings and numbering set forth below correspond to the headings and numbering contained in the Comment Letter.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Condensed Consolidated Financial Statements

7. Debt

Exchangeable Senior Notes, page 20

1.	Tell us if there is a book-tax basis difference for the liability component of your exchangeable senior notes and if you recognized a deferred tax liability related to the difference and why or why not.

The Company advises the Staff that it determines deferred taxes separately for each tax-paying component (i.e., an individual entity or group of entities that is consolidated for tax purposes) in each tax jurisdiction in accordance with ASC Topic 740-10-30-5. The $575.0 million principal amount of 1.875% exchangeable senior notes due 2021 (the “2021 Notes”) were issued by a 100% owned non-U.S. finance subsidiary (the “Issuer”) that is a tax resident in Ireland. The proceeds from the 2021 Notes were subsequently loaned to another 100% owned non-U.S. finance subsidiary that is also a tax resident in Ireland. Based on applicable Irish tax law, there is a book-tax basis difference related to the liability component of the 2021 Notes. The Company concluded that the basis difference is not a temporary difference because it is expected to reverse with no associated future tax consequences. Based on the foregoing, the Company has not recognized any associated deferred tax liability in its consolidated financial statements.

U.S. Securities and Exchange Commission

January 12, 2015

2.	It appears the exchangeable senior notes issued in August 2014 contain redemption features. Provide us your analysis that supports your conclusion that none of the redemption features are required to be bifurcated in accordance with ASC 815-15. Specifically address whether the debt involves a substantial discount in accordance with ASC 815-15-25-40 through 43.

The 2021 Notes issued in August 2014 contain the following redemption features:

•	The holders of the 2021 Notes have the ability to require the Issuer to repurchase all or a portion of their 2021 Notes for cash in the event the Company undergoes certain fundamental changes, as defined in the indenture governing the 2021 Notes (the “Indenture”), at a repurchase price equal to 100% of the principal amount of the 2021 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

•	In certain events of default, the holders of the 2021 Notes have the right to accelerate the payment of the 2021 Notes. Upon acceleration of the 2021 Notes under those circumstances, the Issuer will be required to repay 100% of the principal amount plus accrued and unpaid interest, if any.

•	Prior to August 15, 2021, the Issuer may redeem the 2021 Notes, in whole but not in part, subject to compliance with certain conditions, if the Issuer has, or on the next interest payment date would, become obligated to pay to the holder of any 2021 Note additional amounts as a result of certain tax-related events. Under those circumstances, the redemption price would be equal to 100% of the principal amount plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the redemption date.

•	The Issuer also may redeem the 2021 Notes on or after August 20, 2018, in whole or in part, if the last reported sale price per ordinary share of the Company has been at least 130% of the exchange price (as defined in the Indenture) then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption. Under those circumstances, the redemption price would be equal to 100% of the principal amount of the 2021 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

In accordance with ASC 815-15-25-42, the Company evaluated the above redemption features under the four-step sequence as outlined below:

	Four-Step Test	The 2021 Notes
1.	Is the amount paid upon settlement (also referred to as the payoff) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.	No. The amount paid upon settlement is set at 100% of the principal amount plus accrued and unpaid interest and is not adjusted based on changes in an index.

2.	Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature shall be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 815-15-25-1 and 815-15-25-26.	N/A

U.S. Securities and Exchange Commission

January 12, 2015

3.	Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required to determine whether the call (put) option is clearly and closely related to the debt host contract if paragraph 815-15-25-26 is applicable.	No. The debt was issued at par and is redeemable at par. ASC 815-15-25-26 is not applicable since all of the redemption features are contingently exercisable and do not have a single interest rate underlying. Therefore, no analysis under paragraph 815-15-25-26 is required.

4.	Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount? If yes, the call or put is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with ASC 815-15-25-40 through 25-41, further analysis of the contract under ASC 815-15-25-26 is required.	N/A

Based on the foregoing, the Company concluded that all of the redemption features are considered clearly and closely related to the debt host contract and are not required to be bifurcated in accordance with ASC 815-15.

Amendment of Credit Facility and Term Loan Refinancing, page 21

3.	Please provide us your analysis under ASC 470-50-40 supporting your conclusion that the January 23, 2014 second amendment to the credit agreement was a modification and not an extinguishment.

On January 23, 2014, the Company entered into a second amendment to its credit agreement to provide for (i) a tranche of incremental term loans in the aggregate principal amount of $350.0 million, (ii) a tranche of new term loans (the “New Term Loans”) to refinance the $554.4 million aggregate principal amount of term loans previously outstanding under the credit agreement (the “Prior Term Loans”) in their entirety, and (iii) a $425.0 million revolving credit facility that replaced the prior $200.0 million revolving credit facility. The Company used the proceeds from the incremental term loans and $300.0 million of loans under the revolving credit facility, together with cash on hand, to finance the acquisition of control of Gentium S.p.A. The January 23, 2014 second amendment also reduced the interest rate margin on the Prior Term Loans by 25 basis points.

The Company advises the Staff that in determining whether the January 23, 2014 second amendment of the credit agreement qualified as a modification of an instrument or a debt extinguishment, the Company looked to the guidance of ASC 470-50 Modifications and Extinguishments, which states that an exchange of debt instruments with substantially different terms is a debt extinguishment. In a case in which the terms of the debt instrument are changed or modified, if the effect on cash flow on a present value basis is less than 10%, the debt instruments are not considered to be substantially different and, therefore, there is no debt extinguishment. The Company performed an analysis to conclude that the present value of the cash flows under the January 23, 2014 second amendment was less than 10% different from the present value of the remaining cash flows under the terms of the original credit agreement.

In performing the analysis for the purposes of applying the ASC 470-50 10% cash flow test (the “10% Test”), the Company used the net method, under which:

•

The cash flows related to the lowest common principal balance between the Prior Term Loans and the New Term Loans, including lender fees, were compared on a lender-by-lender basis. As the Prior Term Loans had previously been modified within one year of the January 23, 2014 second amendment without being deemed to be substantially different, the debt terms that existed prior to the first amendment to the credit agreement were used to determine whether the

U.S. Securities and Exchange Commission

January 12, 2015

debt terms that exist after the January 23, 2014 second amendment were substantially different. The Company’s credit agreement (both original and as amended) contains an option to prepay the term loans. The Company’s analysis was performed assuming both the exercise and non-exercise of the prepayment option. The analysis performed assuming exercise of the prepayment option generated the smaller change in cash flow (which is used in the 10% Test), resulting in a 1.3% change in present value of cash flows.

•	Any principal in excess of a lender’s lowest common principal balance was treated as a new, separate debt issuance.

•	Any decrease in principal would have been treated as a partial extinguishment of debt under the net method. However, there were no decreases of principal as a result of the January 23, 2014 second amendment as no lender reduced their principal balance or withdrew from the facility.

Based on the foregoing, the Company concluded that the January 23, 2014 second amendment of its credit agreement was a modification and not an extinguishment because the terms of the New Term Loans and the Prior Term Loans are not deemed to be substantially different.

13. Income Taxes, page 29

4.	Please provide us your analysis under ASC 740-10-25 supporting your treatment of the $202.0 million in upfront and milestone payments for rights to JZP-110 and to defibrotide in the Americas as i) temporary differences or ii) differences that are not temporary.

In response to the Staff’s comment, the Company advises the Staff that the rights to JZP-110 and to defibrotide in the Americas were acquired by subsidiaries incorporated in a non-taxable jurisdiction. Accordingly, the Company has treated the $202.0 million in upfront and milestone payments for rights to JZP-110 and to defibrotide in the Americas as differences that are not temporary because there are no associated tax consequences.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Karen J. Wilson

Karen J. Wilson
Senior Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Matthew P. Young, Jazz Pharmaceuticals plc

Suzanne Sawochka Hooper, Jazz Pharmaceuticals plc

Sean O’Keefe, KPMG

Chadwick Mills, Cooley LLP